EXHIBIT 2
                                       [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/CL.24B/8581
11 October 2001

Sir,

      SUB: UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30 SEPTEMBER 2001.

      In accordance with the Clause 41 of the Listing Agreement it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 30 October 2001 to consider and take on record the Quarterly Unaudited Financial Results (Provisional) for the quarter ended 30 September 2001.

Thanking you.

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ R.N. Aditya
R.N. Aditya
Asst. Company Secretary

To:

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Delai Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2) The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd., 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5) Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg., Lower Parel, Mumbai - 400 013. Fax Nos.:
      497 29 93.

7) Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8) M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168/820 2108/820 2114, Fax
      837 5646.

9) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange, No: +1 2126565071.

10) Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
      - 400 023 Fax: 267 3199.

11)   Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

                              ECONOMIC TIMES DATED
                                15 OCTOBER 2001


                      [Videsh Sanchar Nigam Limited Logo]


Notice is hereby given that a meeting of the Board of Directors of the Company is scheduled to be held on 30 October 2001 to consider and take on record the Quarterly Unaudited Financial Results (Provisional) for the quarter ended 30 September 2001.

                                                For Videsh Sanchar Nigam Limited



Place:  Mumbai                                  Satish Ranade
Date:  11 October 2001                          Company Secretary



                            MAHARASHTRA TIMES DATED
                                15 OCTOBER 2001


                           [Notice provided in Hindi]